Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO DONATE $10,000 TO THE ASPCA®

SEATTLE, WASHINGTON – MAY 23, 2023 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to the ASPCA® (The American Society for the Prevention of Cruelty to Animals®) in support of its mission to provide effective means for the prevention of cruelty to animals throughout the United States.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on June 3, 2023. This event, Paws for the Cause, offers players the chance to express their enthusiasm for helping the ASPCA and to learn more about the organization’s work to help vulnerable and victimized animals.

“Charitable outreach is a proud commitment for our company and an expression of our values,” said In Keuk Kim, CEO of DoubleDown. “We know our fans feel strongly about animal welfare as well. It is our honor to make this donation to the ASPCA.”

“We are thankful for DoubleDown’s continued support of our efforts to rescue and care for animals,” said Matthew Carroll, Senior Manager, ASPCA Cause Partnerships & Events. “Their donation will go a long way in helping animals in need across the country, and we appreciate DoubleDown and their players’ commitments to the welfare and safety of animals.”

Visit the ASPCA website: http://www.aspca.org/

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About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social medial pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com